Synthetic Blood International, Inc.

3189 Airway Avenue, Bldg. C

Costa Mesa, CA 92626

714-427-6363

Fax 714-427-6361

January 26, 2005

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
450 Fifth Street, N.W.
Washington D.C. 20549-0304

Attn:                Song Brandon, Mail Stop 0309

Re:	Registration Statement on Form S-2SEC File No. 333-122057

Dear Ms. Brandon:

        Pursuant to Rule 461 of Regulation C, Synthetic Blood International, Inc. (“Company”), hereby requests acceleration of the effective date of the above-referenced registration statement on Form S-2 to Friday, January 28, 2005 at 12:00 Noon. We confirm that a copy of our annual report on Form 10-K for the year ended April 30, 2004 and quarterly report on Form 10-Q for the quarter ended October 31, 2004, will be sent with each copy of the prospectus we deliver, as stated on the cover page of the prospectus.

        No broker-dealer is listed in the registration statement as participating as an underwriter, so no filing was made with the National Association of Securities Dealers, Inc. in the absence of a requirement to do so. With respect to dissemination of information contemplated by Rules 460 and 461, offers will be made directly by selling security holders by delivering a copy of the final prospectus and periodic reports to prospective purchasers. This will confirm that the Company is aware of its obligations under the Securities Act of 1933 and the Securities and Exchange Act of 1934.

        We hereby acknowledge that:

Should the Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
Attn: Song Brandon, Mail Stop 0309
January 26, 2005

The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
Synthetic Blood International, Inc.
/s/ Robert W. Nicora

Robert W. Nicora, Chief Executive Officer